UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

[ X ]ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
for the fiscal year ended December 31, 2012

OR

[ ]TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934
For the transition period from ______________________ to _________________________

Commission file number: 1-7201

A.  Full title of the plan and the address of the plan, if different from that of the issuer named below:

AFGWU Local 1028 401(k) Retirement Plan for

Employees of AVX Corporation in Raleigh,  North Carolina

Plan number:  008

B.  Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office:

AVX Corporation

(AFGWU Local 1028 401(k) Retirement Plan for

Employees of AVX Corporation in Raleigh,  North Carolina)

1 AVX Boulevard

Fountain Inn,  South Carolina 29644

AFGWU LOCAL 1028 401(k) RETIREMENT PLAN FOR

EMPLOYEES OF AVX CORPORATION IN RALEIGH,  NORTH CAROLINA

* All other schedules required by Section 2520.103-10 of the Department of Labor’s Rules and Regulations for Reporting and Disclosure under ERISA have been omitted because they are not applicable.

Report of Independent Registered Public Accounting Firm

To the Participants and Administrator of the

AFGWU Local 1028 401(k) Retirement Plan for

Employees of AVX Corporation in Raleigh, North Carolina:

We have audited the accompanying statements of net assets available for benefits of AFGWU Local 1028 401(k) Retirement Plan for Employees of AVX Corporation in Raleigh, North Carolina (the Plan) as of December 31, 2012 and 2011, and the related statement of changes in net assets available for benefits for the year ended December 31, 2012. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan has determined it is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting.  Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2012 and 2011 and the changes in net assets available for benefits for the year ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of Schedule H, Line 4i, Schedule of Assets (Held at End of Year) is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan's management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/Elliott Davis, LLC

Greenville, South Carolina

June 24, 2013

AFGWU LOCAL 1028 401(k) RETIREMENT PLAN FOR

EMPLOYEES OF AVX CORPORATION IN RALEIGH,  NORTH CAROLINA

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

As of December 31, 2011 and 2012

Assets	2011	2012
Investments, at fair value
Mutual funds	$645,101	$702,464
Pooled separate account	792,001	-
Guaranteed deposit account	-	748,185
Common stock of sponsor and affiliate	97,930	106,156
Money market fund	2,300	2,418
Total investments	1,537,332	1,559,223
Receivables
Participant contributions	158	2,010
Employer contributions	4,023	4,850
Notes receivable from participants	-	4,957
Total receivables	4,181	11,817
Net assets available for benefits at fair value	1,541,513	1,571,040
Adjustment from fair value to contract value for fully benefit-responsive contracts	8,242	13,249
Net assets available for benefits	$1,549,755	$1,584,289

The accompanying notes are an integral part of these financial statements.

AFGWU LOCAL 1028 401(k) RETIREMENT PLAN FOR

EMPLOYEES OF AVX CORPORATION IN RALEIGH,  NORTH CAROLINA

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

For the year ended December 31, 2012

2012
Investment income
Net appreciation in fair value of investments	$ 75,790
Interest and dividends	35,105
Net investment income	110,895

Contributions
Participant	19,409
Employer	12,131
Total contributions	31,540

Total additions	142,435

Deductions from net assets attributed to:
Benefits paid to participants and employee withdrawals	100,099
Administrative expenses	7,802

Total deductions	107,901

Net increase	34,534

Net assets available for benefits
Beginning of year	1,549,755
End of year	$ 1,584,289

The accompanying notes are an integral part of this financial statement.

AFGWU LOCAL 1028 401(k) RETIREMENT PLAN FOR

EMPLOYEES OF AVX CORPORATION IN RALEIGH,  NORTH CAROLINA

NOTES TO FINANCIAL STATEMENTS

1.	Description of the Plan:

The following description of the AFGWU Local 1028 401(k) Retirement Plan for Employees of AVX Corporation in Raleigh,  North Carolina (the “Plan”) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan's provisions.

General

The Plan, which was adopted on July 1, 1995, is a defined contribution plan established to provide retirement benefits to employees of AVX Corporation (the “Company” and the Plan sponsor) who are members of the AFGWU Local 1028 Union and have worked 90 days. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”). In March of 2009, the Plan was amended to be in compliance with the Internal Revenue Code (“IRC”) regarding participant eligibility and compensation limits.  This amendment is effective for plan years beginning on or after January 1, 2007.

Contributions

Each year, participants may contribute up to 20% of pretax annual compensation, as defined in the Plan. Participants may also contribute amounts representing distributions from other qualified defined benefit or defined contribution plans.  Participants direct the investment of their contributions into various investment options offered by the Plan. The Plan currently offers various mutual funds, a stable value investment and common stock of Kyocera Corporation as investment options for participants. In April 2006, the Plan eliminated a participant’s ability to invest in the common stock of AVX Corporation, effective for investments made after April 30, 2006.  The Company contributes a matching contribution on participant deferrals of up to 5% of compensation that a participant contributes to the Plan as follows:

Participant Contribution	Company Matching Contribution
1%	0.667% of compensation
2%	1.334% of compensation
3%	2.000% of compensation
4%	2.500% of compensation
5%	3.000% of compensation

Each year the Company also makes a fixed contribution to the Plan equal to 1% of each participant's annual compensation.  Additional contributions are made for members with 20 years or more of service as of July 1, 1995.  Contributions are subject to certain limitations.

Participant Accounts

Each participant's account is credited with the participant’s contribution and allocations of (1) the Company’s contributions, and (2) plan earnings less an allocation of administrative expenses. Allocations are based on participant contributions and earnings or account balances, as defined in the Plan.  The benefit to which a participant is entitled to is that amount which can be provided from the participant's vested account.

Vesting

Participants are vested immediately in their contributions and employer matching contributions plus actual earnings thereon. Vesting in the Company's fixed contribution portion of their accounts is based on years of continuous service. A participant is 100% vested after five years of qualifying service.

Notes Receivable from Participants

Plan participants may borrow from their individual account balance in the Plan.  A participant may have a maximum of two notes outstanding.  A participant must have a minimum $5,000 account balance in order to receive a note and the minimum note amount permitted by the Plan is $1,000.  The maximum allowable note receivable from the Plan is 50% of the participant’s vested account balance and may not exceed $50,000. These notes are repayable during a period up to 10 years. Notes bear interest at a rate determined by the Plan Committee. There was one note outstanding at an interest rate of 4.75% at December 31, 2012 and no notes outstanding at December 31, 2011.  All principal and interest repayments are credited to the individual participant’s account.

Payment of Benefits

Benefits under the Plan are payable after termination of service or retirement in an amount equal to the vested interest in the participant’s account. Benefits are paid as a lump sum or a payout as elected by the Plan participant. For participants terminating employment with vested balances less than $5,000, the value of their vested balance is paid in one lump sum.

Forfeitures

For the Plan year in which a forfeiture occurs, amounts of forfeitures shall be used to first reduce the Company’s matching contributions and then to reduce the Company’s fixed contribution.  During the year ended December 31, 2012, $7,219 of forfeitures were used to reduce either matching or fixed contributions.    At December 31, 2011 and 2012, forfeited non-vested account balances totaled $15,744 and $1,011, respectively.    In 2012, excess forfeitures not used for Company contributions were used to pay administrative costs of $7,699.

2.	Summary of Significant Accounting Policies:

Basis of Accounting

The accompanying financial statements have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value as of December 31, 2011 and 2012.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that may affect the reported amounts of certain assets and liabilities and changes therein, and disclosure of contingent assets and liabilities.  Actual results could differ from those estimates.

Investment Valuation and Recognition

Investments are reported at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.  See Note 4 herein.  Purchases and sales of securities are reflected on a trade-date basis.  Dividend income is recorded on the ex-dividend date.  Other income from investments is recorded as earned on an accrual basis.

The Statement of Changes in Net Assets Available for Benefits presents the net appreciation in the fair value of the Plan’s investments which consists of the realized gains (losses) and the unrealized appreciation (depreciation) on those investments for the year ended December 31, 2012.

Payment of Benefits

Benefits are recorded when paid.

Administrative Expenses

Certain expenses of maintaining the Plan are paid directly by the Company and are excluded from these financial statements.  Fees related to the administration of notes receivable from participants are charged directly to the participant’s account and are included in administrative expenses.  Investment related expenses are included in net appreciation of fair value of investments.

Notes Receivable from Participants:

Notes receivable from participants are presented as notes receivable due from participants and recorded at unpaid principal balance, plus any accrued but unpaid interest.  Related fees are recorded as administrative expenses and are expensed when they are incurred.  The notes receivable are secured by the participant account balance and are considered delinquent and written off when payment is 90 days past due. The Plan does not charge late fees on delinquent amounts. No allowance for loss on notes receivable from participants is provided based on a review of the accounts.

Subsequent Events

Subsequent events are events or transactions that occur after the date of the statement of net assets available for benefits but before financial statements are issued.  Recognized subsequent events are events or transactions that provide additional evidence about conditions that existed at the date of the statement of net assets available for benefits, including the estimates inherent in the process of preparing financial statements.  Unrecognized subsequent events are events that provide evidence about conditions that did not exist at the date of the statement of net assets available for benefits but arose after that date.  The Plan’s management performed an evaluation as of June 24, 2013, the date the financial statements were issued, and did not identify any subsequent events since the date of the statement of net assets available for benefits requiring adjustment to or disclosure in the financial statements.

New Accounting Standards

In May 2011, the FASB issued Accounting Standards Update (“ASU”) No. 2011-04, Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRSs, which amends Accounting Standards Codification (“ASC”) Section 820.  ASU 2011-04 also requires the categorization by level for items that are only required to be disclosed at fair value and information about transfers between Level 1 and Level 2.  In addition, the ASU provides guidance on measuring the fair value of financial instruments managed within a portfolio and the application of premiums and discounts on fair value measurements.  The ASU requires additional disclosure for Level 3 measurements regarding the sensitivity of fair value to changes in unobservable inputs and any interrelationships between those inputs.  The new guidance is effective for reporting periods beginning after December 15, 2011.  The adoption did not have a material effect on the statement of net assets available for benefits and statement of changes in net assets available for benefits.

3.	Investments:

The fair value of individual investments that represent 5% or more of the Plan’s net assets available for benefits as of December 31, 2011 and 2012, are as follows:

	2011	2012
NY Life Insurance Company Anchor Account I	$792,001	$	*
NY Life Guaranteed Deposit Account	*		748,185
Janus Balanced Fund	358,934		411,535
Columbia Select Large-Cap Value Fund	178,772		172,630
PIMCO Total Return Fund	82,505		89,456
Kyocera Corporation ADS	*		84,316

During the year ended December 31, 2012, the Plan's investments (including gains and losses on investments bought and sold, as well as held during the year) appreciated (depreciated) in value as follows:

AVX Corporation Common Stock	$(3,888)
Kyocera Corporation Common Stock	10,505
Guaranteed Deposit Account	(9,116)
Mutual Funds	78,289
Total	$75,790

4.	Fair Value:

Fair Value Hierarchy:

The fair value framework requires the categorization of assets and liabilities into three levels based upon the assumptions (inputs) used to value the assets or liabilities. Level 1 provides the most reliable measure of fair value, whereas Level 3 generally requires significant management judgment. The three levels are defined as follows:

▪	Level 1: Unadjusted quoted prices in active markets for identical assets and liabilities.

▪

Level 2: Observable inputs other than those included in Level 1. For example, quoted prices for similar assets or liabilities in active markets or quoted prices for identical assets or liabilities in inactive markets.

▪	Level 3: Unobservable inputs reflecting management’s own assumptions about the inputs used in pricing the asset or liability.

Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

		Based on
	Fair Value at December 31, 2011	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$178,772	$178,772	$-	$-
Large Cap Blend	383,824	383,824	-	-
Fixed Income	82,505	82,505	-	-
Money Market Fund:
Mainstay Cash Reserves Fund	2,300	2,300	-	-
Pooled Separate Account:
NY Life Insurance Company Anchor Account I	792,001	-	792,001	-
Common Stock:
Kyocera Corporation American Depository Shares	72,857	72,857	-	-
AVX Corporation Common Stock	25,073	25,073	-	-
Total	$1,537,332	$745,331	$792,001	$-

		Based on
	Fair Value at December 31, 2012	Quoted prices in active markets (Level 1)	Other observable inputs (Level 2)	Unobservable inputs (Level 3)
Assets measured at fair value on a recurring basis:
Mutual Funds:
Large Cap Value	$172,630	$172,630	$-	$-
Large Cap Blend	440,378	440,378	-	-
Fixed Income	89,456	89,456	-	-
Money Market Fund:
PIMCO Money Market Fund	2,418	2,418	-	-
Guaranteed Deposit Account:
NY Life Insurance Company Guaranteed Deposit Account	748,185	-	-	748,185
Common Stock:
Kyocera Corporation American Depository Shares	84,316	84,316	-	-
AVX Corporation Common Stock	21,840	21,840	-	-
Total	$1,559,223	$811,038	$-	$748,185

The following table sets forth a summary of changes to the Plan’s Level 3 assets measured at fair value on a recurring basis for the year ended December 31, 2012.

Year Ended December 31, 2012
Balance, beginning of period	$ -
Net realized and unrealized losses	(9,116)
Purchases	763,900
Settlements	(6,599)
Transfers in and/or out of Level 3, net	-
Balance, end of period	$ 748,185

Assets valued using Level 1 inputs in the table above represent assets from the Plan, including common stock, ADS, mutual funds, and money market funds.

Assets valued using Level 2 inputs in the table above represent assets from the Plan, including a pooled separate account held at December 31, 2011.

Assets valued using Level 3 inputs in the table above represent assets from the Plan, including a guaranteed deposit account held at December 31, 2012.

Investments are presented at estimated fair values.  Following is a description of the valuation methodologies used for assets measured at fair value.  There have been no changes in the methodologies used at December 31, 2012 and 2011.

ADS and Common Stock:

ADS and common stock are valued at the closing price reported on the active market on which the individual securities are traded.

Mutual Funds and Money Market Funds

Mutual funds and money market funds are valued at the daily closing price as reported by the fund.  Mutual funds and money market funds held by the Plan are open-ended funds that are registered with the Securities and Exchange Commission (“SEC”).  The funds are required to publish their daily net asset value (“NAV”) and to transact at that price.  The funds held by the Plan are deemed to be actively traded.  The investments can be redeemed daily, have no redemption restrictions, and have no unfunded commitments.

Pooled Separate Account

At December 31, 2011 the Plan also held an investment in a pooled separate account that is fully benefit-responsive. This investment is reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Such investments are recorded at contract value rather than fair value, to the extent that they are fully-benefit responsive. The fair value of the fully benefit responsive investment contracts are calculated using a discounting method developed by the trustee. The average yield for 2011 was 2.67%. For the year ended December 31, 2011, the average yield credited to participants in the Plan was 3.17%. There were no valuation reserves recorded that were associated with the pooled separate account in 2011. Interest is credited daily to the account and is guaranteed to be not less than 0% before any deduction for expenses.  The investment can be redeemed at any time at fair value and has no unfunded commitments.  In order for the Plan to exit the investment at contract value, it would receive twelve monthly payments.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (a) amendments to the plan documents (including complete or partial plan termination or merger with another plan) (b) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions; (c) bankruptcy of the plan sponsor or other plan sponsor events (e.g. divestitures or spin-offs of a subsidiary) which cause a significant withdrawal from the Plan or (d) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA.

The Plan disposed of its holdings in the pooled separate account during the year ended December 31, 2012, replacing this holding with the guaranteed deposit account described below.

Guaranteed Deposit Account

In 2012, the Plan began investing in a guaranteed deposit account (“GDA”). The GDA is a group annuity product issued by New York Life Insurance Company (“NYLIC”) that is fully benefit-responsive. Amounts contributed to the contract were deposited in NYLIC’s general account and were reported at contract value in the financial statements, which represents contributions made to the account, plus earnings on the underlying investment, less participant withdrawals and administrative expenses. Payment obligations and the fulfillment of any guarantees specified in the group annuity contract are insurance claims supported by the full faith and credit of NYLIC. NYLIC is compensated in connection with this product by deducting an amount for investment expenses and risk from the investment experience of certain assets held in NYLIC’s general account. The fair value of the fully benefit responsive investment contract is calculated using a discounting method.  The crediting interest rate on the contract was 2.35% at December 31, 2012 and the average yield credited to participant accounts was 2.35% for the year ended December 31, 2012.  NYLIC periodically resets the interest rate credited on the contract balances, subject to a minimum rate specified in the group annuity contract.

Investments are exposed to various risks, such as interest rate, market, and credit.  Due to the level of risk associated with certain investment securities and the level of uncertainty related to changes in the value of investment securities, it is at least reasonably possible that changes in risks in the near-term would materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

5.	Related-Party Transactions:

At December 31, 2011, the Plan held 913 shares of Kyocera Corporation common stock and 1,965 shares of AVX Corporation common stock with market values of $72,857 and $25,073, respectively. At December 31, 2012, the Plan held 923 shares of Kyocera Corporation common stock and 2,026 shares of AVX Corporation common stock with market values of $84,316 and $21,840, respectively.  The ability for participants to make additional investments in AVX stock was discontinued in April 2006.

The Plan paid administrative expenses of $7,802 to New York Life Insurance Company, the Plan’s Trustee, during the year ended December 31, 2012.

6.	Plan Termination:

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan subject to the provisions of ERISA.  If the Plan is terminated, all participants shall become 100% vested in their accounts regardless of years of service.  Participant accounts will be paid in accordance with Plan provisions as soon as is practicable after the termination.

7.	Tax Status:

The Internal Revenue Service has determined and informed the Company by a letter dated June 10, 2009, that the Plan and related trust are designed in accordance with applicable sections of the Internal Revenue Code (IRC). Although the Plan has been amended since receiving the determination letter, the Plan administrator believes that the Plan is designed in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the United States of America require plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the plan has taken an uncertain position that more likely than not would not be sustained upon examination by the Internal Revenue Service.  The plan administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2012, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes it is no longer subject to income tax examinations prior to 2009.

8.	Reconciliation Between the Financial Statements and Form 5500:

The following tables reconcile the information provided in the Form 5500 to the Statements of Net Assets Available for Benefits and Changes in Net Assets Available for Benefits provided in the financial statements:

	December 31,
	2011	2012
Net assets available for benefits per the financial statements	$1,549,755	$1,584,289
Less:
Adjustment from contract value to fair value for fully benefit-responsive contracts	(8,242)	(13,249)
Net assets available for benefits per Form 5500	$1,541,513	$1,571,040

For the Year Ending 12/31/2012
Net decrease in net assets available for benefits per the financial statements	$ 34,534
Less:
Adjustment from contract value to fair value for fully benefit-responsive contracts	(5,007)
Net decrease in net assets available for benefits per Form 5500	$ 29,527

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Administrative Committee has duly caused this annual report to be signed by the undersigned thereunto duly authorized.

AVX 401(k) Plan

By:	/s/ Kurt P. Cummings
Kurt P. Cummings
Member of Retirement Committee

Date:	June 24, 2013

AFGWU LOCAL 1028 401(k) RETIREMENT PLAN FOR

EMPLOYEES OF AVX CORPORATION IN RALEIGH,  NORTH CAROLINA

PN 008

EIN 33-0379007

Schedule H, Line 4(i) -Schedule of Assets (Held at End of Year)

As of December 31, 2012

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investment including maturity date, rate of interest, collateral, par or maturity value	Cost**	Current value

*	NY Life Guaranteed Deposit Account	Guaranteed Deposit Account		$ 748,185

*	PIMCO Money Market Fund	Money Market Fund		2,418

	Janus Balanced Fund	Mutual Fund		411,535
*	MainStay S&P 500 Index Fund	Mutual Fund		28,843
	Columbia Select Large-Cap Value Fund	Mutual Fund		172,630
	PIMCO Total Return Fund	Mutual Fund		89,456
				702,464

*	AVX Corporation	Common Stock		21,840

*	Kyocera Corporation	American Depository Shares		84,316

*	Notes Receivable from Participants	Interest rate: 4.75%		4,957

				$ 1,564,180

* Denotes a party-in-interest.

** Cost information is not required for individual account plans with participant directed transactions.